
SEC MAIL
RECEIVED
PROCESSING
NOV 2 2 2005
WASH. D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal period ended May 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period ____________ to ____________


05071988

Commission file number: 33-56623

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners' Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cintas Partners' Plan

May 31, 2005 and 2004 and for the year ended May 31, 2005
with Report of Independent Registered Public Accounting Firm

Cintas Partners' Plan

Financial Statements
and Supplemental Schedule

May 31, 2005 and 2004 and for the
Year Ended May 31, 2005

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Cintas Partners' Plan as of May 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended May 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

November 18, 2005

Cintas Partners' Plan

Statements of Net Assets Available for Benefits

	May 31	
	2005	**2004**
Assets		
Investments, at fair value	**$ 411,928,166**	$ 382,143,811
Receivables:		
Employer contributions	**21,800,000**	20,000,416
Accrued income	**1,447**	374
	21,801,447	20,000,790
Cash	**44,437**	312,456
Total assets	**433,774,050**	402,457,057
Liabilities		
Notes payable	**6,738,966**	6,591,466
Other liabilities	**58,465**	-
Total Liabilities	**6,797,431**	6,591,466
Net assets available for benefits	**$ 426,976,619**	$ 395,865,591

See accompanying notes.

Cintas Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2005

Additions:	
Interest and dividends	$ 6,363,403
Contributions:	
Employer	24,400,000
Participants	31,921,317
Rollovers	1,193,584
Transfer from other plan	2,032,990
Total additions	65,911,294
Deductions:	
Benefit payments	32,176,528
Administrative expenses	1,926,150
Net depreciation in fair value of investments	486,860
Interest expense	149,198
Other deductions	61,530
Total deductions	34,800,266
Net increase	31,111,028
Net assets available for benefits at beginning of year	395,865,591
Net assets available for benefits at end of year	$ 426,976,619

See accompanying notes.

Cintas Partners' Plan

Notes to Financial Statements

May 31, 2005

1. Description of the Plan

The following description of the Cintas Partners' Plan (the "Plan") provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

Cintas Corporation (the "Company") established the Plan on June 1, 1991 upon the merger of the Profit Sharing Plan of Cintas Corporation and Cintas Corporation Employee Stock Ownership Plan. In June 1993, the Plan was amended to enable Participants to make voluntary before-tax contributions.

General

The Plan is a defined contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A Vice President of the Company currently administers the Plan, and Fifth Third Bank serves as Plan Trustee.

Eligibility and Participation

U.S. employees of the Company are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. Participants are eligible to participate in all other portions of the Plan after one year of service and will receive an allocation of Company contributions provided they work at least 1,000 hours during such plan year and are employed on the last day of the Plan year.

Contributions

A participant is permitted to make voluntary before-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1 percent to 75 percent. At its discretion, the Board of Directors of the Company may authorize a matching contribution of Participants' before-tax contributions.

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts into the Participant's account. Company profit sharing and employee stock ownership plan (ESOP) contributions are allocated to the Profit Sharing Contributions Account and the ESOP Contributions Account, respectively and made at the discretion of the Company's Board of Directors.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary before-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) Forfeitures from the Profit Sharing, 401(k) Matching and ESOP accounts , (iv) the Company's matching contribution and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for the Profit Sharing and ESOP portion of (iii) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided the participant is eligible to receive a profit sharing or an ESOP allocation. The allocation for the 401(k) Matching portion of (iii) is based upon the ratio of a participant's 401(k) contributions to the total 401(k) contributions, provided the participant is eligible to receive a matching contribution. The allocation for (iv) is equal to the eligible Participant's before-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for (v) is based upon the ratio of each Participant's account value to the total value within that fund as of the previous valuation date.

At May 31, 2005, forfeitures totaled nearly $3,203,370 within the Plan. These funds may be used at the discretion of the Company first to restore forfeitures of participants who are reemployed and next, to offset the cost of administration of the Plan. Thereafter, any remaining forfeitures from a participant's profit sharing or ESOP contributions account are allocated as described above in (iii). The Company reallocated $1,500,000 to eligible participants as described above in (iii) for the year ended May 31, 2005.

1. Description of the Plan (continued)

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their 401(k) before-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options.

The *Fifth Third Stable Value Fund* seeks to provide a stable rate of return while preserving principal. Stable value funds typically invest in contracts, primarily from insurance companies, that specify a given rate of return. The types of securities most usually held in stable value funds are shorter-term, higher-quality, fixed income securities.

The *PIMCO Total Return Fund* seeks total return consistent with preservation of capital. The fund normally invests in at least 65% of assets in equity securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *Fifth Third Equity Index Fund* seeks long-term capital appreciation through replicating the holdings within the S&P 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available prices.

The *Barclays Family of Funds LifePath Funds* seek long-term capital appreciation by investing is a pre-mixed portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily stocks) to a greater concentration of lower-risk investments (generally bonds and cash instruments) as retirement age approaches.

The *American Funds Washington Mutual Fund* seeks income and the opportunity for growth of principal. The fund seeks to be at least 95% invested in equity-type securities. The fund invests in stocks that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

The *Fifth Third Quality Growth Fund* seeks capital growth; income is secondary. The fund normally invests at least 65% of assets in high quality growth companies. The stocks are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

The *Artisan Mid Cap Fund* long-term capital growth. The fund primarily invests in common stocks of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

1. Description of the Plan (continued)

The *American Europacific Growth Fund* seeks long-term capital appreciation by investing in stocks outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international stocks and money markets.

The *T. Rowe Price Small Cap Stock Fund* invests in small-cap stocks within the U.S. Companies considered small-cap stocks are those with a total market value below $2 billion. Typically, the portfolio consists of small-cap companies that offer superior growth in earnings coupled with an attractive stock price.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank makes purchases of the Company's stock for this fund either on the open market or directly from the Company. The Trustee determines when to purchase the Company's common stock for the fund. Until purchases are made, contributions are invested in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote this stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee before-tax contributions, rollover contributions, and earnings thereon vest immediately. Participants are 100% vested in their ESOP Contributions Account and Profit Sharing Contribution Account after 5 years of service, with no partial vesting. A participant is vested in his or her Company Matching Contribution Account for contributions made for and after the Plan year ending May 31, 2003 in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

1. Description of the Plan (continued)

Matching contributions made prior to the Plan year ending May 31, 2003 will continue to vest under the five-year cliff schedule, with no partial vesting.

Participant Loans

Participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50 percent of the fair market value of the Participant's Before-Tax Contributions Account, Rollover Contributions Account, and Vested Transfer Contributions Account or $50,000 less the Participant's highest outstanding loan balance during the twelve month period immediately preceding the date of the loan. Loans bear interest at a rate of 1 percent over the Wall Street Journal prime rate, and loan terms are not be less than six months nor greater than five years. The balance in the Participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's Before-Tax, Rollover, After-Tax and Transfer Contributions, as soon as administratively practicable after the participant has been separated from the Company.

A Participant may receive a lump sum amount of the ESOP Contribution Account, Profit Sharing Contribution Account, and Company Matching Contribution Account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP Contributions Account, Profit Sharing Contribution Account, and Company Matching Contribution Account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

1. Description of the Plan (continued)

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual or annual installment payments over a period less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP Contributions Account in full shares of Cintas Common Stock.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the Company and other common stocks are valued at the last reported sale price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

The Plan purchased 270,000 shares, 114,914 shares, and 65,960 shares of the Company's common stock in May 2000, 2003, and 2005 respectively, using the proceeds of bank loans (see Note 4) guaranteed by the Company. The bank loans are to be repaid through fully deductible Company contributions to the Plan. Based on the Company's contribution, shares are allocated to the employees; however, the unallocated shares are collateral for the debt, and remain so until final payment of the loan.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets at May 31, were as follows:

	2005	2004
Investments at fair value, as determined by quoted market prices:		
Cintas Corporation Common Stock Fund	$ 121,345,104	$ 128,673,050
Barclays Lifepath 2020 Fund	27,548,477	26,383,657
Barclays Lifepath 2030 Fund	28,919,673	27,242,776
Fifth Third Equity Index Fund	33,533,447	27,984,638
Fifth Third Stable Value Fund	75,190,064	68,341,857
American Funds Washington Mutual Fund	36,597,709	32,699,087

The Plan's investments (including investments bought, sold, and held during the year ended May 31, 2005) appreciated (depreciated) in value as follows:

Investments, at fair value as determined by quoted market price:	
Cintas Corporation Common Stock	$ (13,788,668)
Shares of registered investment companies	13,301,808
	$ (486,860)

4. Notes Payable

In prior fiscal years, the Plan obtained bank loans to purchase shares of the Company's common stock. The loans, which have variable interest rates, are guaranteed by the Company and are secured by the unallocated shares of the Company's common stock that were purchased. The loans mature on December 19, 2005. As of May 31, 2005, the loans' outstanding balances total $6,738,966 and are secured by 182,905 shares of the Company's common stock with a market value of $7,383,875.

5. Related-Party Transaction

Certain Plan investments are shares of regulated investment companies managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Supplemental Schedule

Cintas Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held At End of Year)

May 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value		Current Value
Common stock			
ESC Seagate Technology	416	shares	$ 4
Cintas Corporation stock			
Cintas Corporation Common Stock Fund	3,005,747	shares	121,345,104
Interest-bearing cash			
Fifth Third Prime Money Market Fund**	33,586	shares	33,586
Fifth Third Banksafe Trust**	2,120,177	shares	2,120,182
			2,153,768
Shares of registered investment companies			
Fifth Third Stable Value Fund	7,201,589	shares	75,190,064
PIMCO Total Return Fund	1,046,504	shares	10,940,607
Artison Mid Cap Fund	330,192	shares	9,635,010
Barclays Lifepath Retirement Fund	154,564	shares	1,728,021
Barclays Lifepath 2010 Fund	1,077,802	shares	13,698,868
Barclays Lifepath 2020 Fund	1,820,785	shares	27,548,477
Barclays Lifepath 2030 Fund	1,960,656	shares	28,919,673
Barclays Lifepath 2040 Fund	671,143	shares	11,335,600
American Europacific Growth Fund	171,385	shares	5,981,337
Fifth Third Quality Growth Fund	724,865	shares	11,119,425
T. Rowe Price Small Cap Stock Fund	319,476	shares	9,763,180
American Funds Washington Mutual Fund	1,206,253	shares	36,597,709
Fifth Third Equity Index Fund	1,435,507	shares	33,533,447
			275,991,418
Participant loans	Interest rates ranging from 5.75-10.50%		12,437,876
			$ 411,928,166

** Indicates party-in-interest to the Plan.
Cost information is not required for participant-directed amounts

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: November 21, 2005

By: 

Larry Fultz, Plan Administrator

1532938.2

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121459) pertaining to the Cintas Partners' Plan of Cintas Corporation of our report dated November 18, 2005, with respect to the financial statements and schedule of the Cintas Partners' Plan included in this Annual Report (Form 11-K) for the year ended May 31, 2005.

Ernst + Young LLP

Cincinnati, OH
November 18, 2005